

Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2006 AUG 14 P 1:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date : July 27, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington,
20549-0302


06015949

SUPPL

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended 30th June 2006

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Further to our letter dated 25th July 2006, we have published the Unaudited financial results of the Company for the quarter ended 30th June 2006 in "The Economic Times" and the copy of the same is enclosed herewith for your reference.

Please find enclosed the Secretarial Audit Report for the quarter ended 30th June 2006 duly certified by Mrs.Lakshmmi Subramanian, Practising Company Secretary.

Kindly acknowledge receipt.

Thanking you,

PROCESSED
AUG 14 2006
THOMSON FINANCIAL

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER - SECRETARIAL.

8/14

IS/ISO 9001 : 2000

Apollo Hospitals Enterprise Limited

Apollo Hospitals

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

THE ECONOMIC TIMES CHENNAI THURSDAY 27 JULY 2006

Unaudited Financial Results (Provisional) for the Quarter ended 30th June 2006

(Rs. in Millions)

Sl.No.	Particulars	Unaudited Quarter Ended		Audited Year Ended
		30.06.2006	30.06.2005	31.03.2006
1	Income from Services	2041	1572	7078
2	Other Income	11	2	112
	Total Income	**2052**	**1574**	**7190**
3	Total Expenditure			
	a. Increase/Decrease in Stock in trade	-	-	-
	b. Material consumption	1033	792	3602
	c. Staff Cost	290	214	984
	d. Other expenditure	92	83	323
	e. General Administrative Expenses	262	165	851
	f. Selling and Distribution Expenses	12	14	77
	g. Accreditation Expenses #	-	-	92
4	Interest	29	34	117
5	Depreciation	74	60	261
6	**Profit(+) / Loss(-) before tax (1+2-3-4-5)**	**260**	**212**	**883**
7	Provision for taxation			
	(a) Current Tax	75	60	253
	(b) Deferred Tax	10	9	15
	(c) Fringe Benefit Tax	2	3	13
8	**Net Profit (+) / Loss(-)**	**173**	**140**	**602**
9	Paid-up equity share capital (Rs. 10/- per share)	506	416	506
10	Reserves excluding Revaluation Reserves (Year End)	-	-	6039
11	EPS for the period for the year to date and For previous year			
	Basic	*3.42	*3.36	12.53
	Diluted	*3.35	*3.36	12.26
12	Aggregate of Non Promoters shareholding			
	(a) Number of Shares	36,230,260	27,318,531	36,342,846
	(b) Percentage of Shareholding	71.60	65.67	71.83
	* Not Annualised			

One time expenditure incurred for upgradation of main hospitals at Chennai & Hyderabad in line with requirements of Joint Commission for International Accreditation (JCIA)

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 30th June 2006

(Rs. in Millions)

Sl.No.	Particulars	Unaudited Quarter Ended		Audited Year Ended
		30.06.2006	30.06.2005	31.03.2006
1	Segment Revenue (Net Sales / Income from each segment)			
	a) Hospital division	2041	1573	7101
	b) Others	11	1	89
	SUB - TOTAL	2052	1574	7190
	Less : Intersegmental Revenue			
	Net Sales / Income from Operations	**2052**	**1574**	**7190**
2	Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)			
	a) Hospital division	278	245	911
	b) Others	11	1	89
	SUB - TOTAL	289	246	1000
	Less : (i) Interest (Net)	29	34	117
	(ii) Other un-allocable expenditure Net of un-allocable income			
	Total Profit Before Tax	**260**	**212**	**883**
3	Capital Employed (Segment Assets-Segment Liabilities)			
	a) Hospital Division	7078	4636	6130
	b) Others	963	122	1225
	TOTAL	**8041**	**4758**	**7355**

Notes:

1. The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 25th July 2006.
2. Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended 30th June 2006

No. of Complaints (Nature of Complaints :- Non receipt of Share certificates, Dividend, Annual Report etc.)			
Pending as on 31/03/2006	Recd during the quarter	Disposed during the quarter	Lying unresolved as on 30/06/06
0	60	60	0

By Order of the Board
for **APOLLO HOSPITALS ENTERPRISE LIMITED**

The Economic Times Chennai
Thursday 27th August 2006.

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com, F.C.S.
P. SRIRAM, M.A. A.C.S.
Practising Company Secretaries

July 10, 2006

To,

MR..AJIT SAWANT,
DCS-CRD,
BOMBAY STOCK EXCHANGE LTD
PHIROZE JEEJEE BHOY TOWERS,
DALAL STREET,
MUMBAI-1

Dear Sir,

SUB: Secretarial Audit Report for the quarter ended 30th JUNE 2006
REF: SEBI Circular No.D&CC/FITTC/CIR-16/2002

We are enclosing herewith the secretarial audit report of **M/s APOLLO HOSPITALS ENTERPRISE LIMITED** for the quarter ended 30th JUNE 2006

Thanking you,

Yours faithfully,

For M/s LAKSHMI SUBRAMANIAN & ASSOCIATES



LAKSHMMI SUBRAMANIAN

SENIOR PARTNER

"Murugesa Naicker Office Complex", 81,Greams Road,Chennai - 600 006.
Ph: 28292272, 28292273 Fax: 044 - 52142061, Cell: 9841015012, 9841047966
e-mail: srisecadmin@rediffmail.com, srisecadmin@airtelbroadband.in

SECRETARIAL AUDIT REPORT (Separate for each ISIN)

1 For Quarter Ended	**30th June 2006**
2 ISIN:	INE437A1016
3 Face Value :	Rs.10/- per share
4 Name of the Company	**APOLLO HOSPITALS ENTERPRISE LIMITED**
5 Registered Office Address	NO.19, BISHOP GARDEN, RAJA ANNAMALAIPURAM, CHENNAI-600 028
6 Correspondence Address	APOLLO HOSPITALS ENTERPRISE LIMITED, ALI TOWERS, III FLOOR, NO.55, GREAMS ROAD, CHENNAI-600 006
7 Telephone & Fax Nos.	044-28290956
8 Email address	apolloshares@vsnl.net
9 Names of the Stock Exchanges where the company's securities are listed	Madras Stock Exchange Ltd. The Stock Exchange, Mumbai National Stock Exchange Ltd.

	Number of shares	% of Total Issued Capital
10 Issued Capital	50598618	
11 Listed Capital (Exchange-wise) (as per company's records):		
Madras Stock Exchange	5,05,98,618	
The Stock Exchange, Mumbai	5,05,98,618	
National Stock Exchange	5,05,98,618	
12 Held in dematerialised form in CDSL	66,71,064	13.19%
13 Held in dematerialised form in NSDL	3,88,40,924	76.76%
14 Physical	50,86,630	10.05%
15 Total No. of shares (12+13+14)	5,05,98,618	
16 Reasons for difference if any, between (10&11), (10&15), (11&15):	N.A	



LAKSHMMI SUBRAMANIAN, B.Com. FCS
CP No.

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars***	No. of shares	Applied /Not Applied for listing	Listed on Stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. Appr. Pending for SE (specify Names)
	------------	--------------	Nil ------	-----------	----------	

***Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

18 Register of Members is Updated (Yes/No)	Yes
If not, updated up to which date	N.A

19. Reference of Previous Quarter with regards to excess dematerialized shares, if any	Nil

20. Has the company resolved the matter mentioned in Point No. 19 above in the current quarter? If not, reason why?	Not Applicable

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay:

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed after 21 Days	Nil	Nil	N.A
Pending for more than 21 days	Nil	Nil	N.A

22 Name, Telephone and Fax No. of the Compliance officer of the Co.	Mr. S.K.Venkataraman Chief Financial Officer and Company Secretary Ph: 044-28290679

23 Name, Address, Tel .& Fax No., Regn. No of the Auditor	Mrs.Lakshmmi Subramanian, M/s.Lakshmmi Subramanian & Associates, "Murugesa Naicker Office Complex", 81, Greams Road, Chennai-600 006. C.P.No.1087 Ph: 28292272-73 Fax:52142061

24 Appointment of common agency for share registry work	If yes (name & address)	M/s. Integrated Enterprises (India) Limited, 2nd Floor, Kences Towers, 1, Ramakrishna Street, North Usman Road, T.Nagar. Chennai-600 0017

25 Any other detail that the auditor may like to provide (e.g. BIFR Company, delisting from SE, company changed its name etc.)

CERTIFIED

LAKSHMMI SUBRAMANIAN. B.Com. F.C.S. ----------Nil----------
CP No. 1087

